Luca Maestri Executive Vice President & Chief Financial Officer

May 24, 2011

Via EDGAR

Stephen Krikorian, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Xerox Corporation

Form 10-K for the Fiscal Year ended December 31, 2010

Filed February 23, 2011

Definitive Proxy Statement on Schedule 14A

Filed April 12, 2011

File No. 001-04471

Dear Mr. Krikorian:

Reference is made to your letter dated May 12, 2011 addressed to me on behalf of Xerox Corporation (the “Registrant” or the “Company”). Our responses to the comments raised in your letter are set forth in the attached and are keyed to the same numbering and headings as in your letter.

In connection with our response, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to our responses to your comments addressed in this letter, please do not hesitate to call me at 203-849-2505 or Gary Kabureck, Vice President and Chief Accounting Officer, at 203-849-2630.

Sincerely,

/S/ Luca Maestri

Luca Maestri

Executive Vice President and Chief Financial Officer

C:	G. Kabureck

M. Crispino (SEC)

C. Davis (SEC)

R. Rohn (SEC)

Xerox Corporation

45 Glover Avenue

Norwalk, CT 06856-4505

Phone: 203-849-2505

Form l0-K for the Fiscal Year Ended December 31, 2010

Business Overview

Marketing and Distribution, page 18

1.	We note the disclosure that you terminated your distribution agreements with distributors servicing Iran, Syria and Sudan in 2006 and that now you only have legacy obligations to third parties. We also note from HP-Syria’s website that it offers several Xerox products and note a listing for Xerox Iran Co. in Tehran. Please tell us whether the offer of your products by HP-Syria and the operation of Xerox Iran relate to the legacy obligations you disclose, or otherwise relate to your operations. Please describe to us the nature and extent of your contacts with Iran, Syria and Sudan since your letter to us of March 8, 2006.

Response: We refer you to our disclosure in our Forms 10-K for the years ended December 31, 2010, December 31, 2009, December 31, 2008, December 31, 2007 and December 31, 2006.

We have not had assets, liabilities or operations in Iran, Sudan or Syria other than liabilities associated with terminated distribution agreements with unaffiliated third parties that previously distributed our products in those countries since our letter to the Staff dated March 8, 2006. The aforementioned distribution agreements were terminated in 2006.

As disclosed, our legacy obligations associated with these terminated distribution agreements are limited to providing spare parts and supplies, and total revenues associated with these legacy obligations were:

•	Fiscal 2010: less than $200,000 attributable to Iran, Sudan and Syria combined.

•	Fiscal 2009: approximately $2.6 million attributable to Iran and less than $200,000 attributable to Sudan and Syria.

•	Fiscal 2008: approximately $7.4 million attributable to Iran and less than $200,000 attributable to Sudan and Syria.

•	Fiscal 2007: approximately $7.7 million attributable to Iran and less than $250,000 attributable to Sudan and Syria.

•	Fiscal 2006: approximately $9.6 million attributable to Iran and less than $700,000 attributable to Sudan and Syria.

We do not have any affiliation with HP-Syria or Xerox Iran Co. in Tehran. Any offer of Xerox products by these companies is unrelated to our legacy obligations or our operations, and is unauthorized. We have taken legal steps to prevent one company from using the Xerox brand in Iran without our permission. We believe that that company has operated under the name Xerox Iran.

2.	Please discuss the materiality of your contacts with Iran, Syria or Sudan, as described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. - designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan.

Response: We do not believe that our contacts with Iran, Sudan and Syria constitute a material investment risk from either a quantitative or a qualitative materiality perspective. From a quantitative materiality perspective, total revenues from our contacts with Iran, Sudan and Syria are minimal and represented 0.0009%, 0.0184% and 0.0432% of our total revenues in each of 2010, 2009 and 2008, respectively. In addition, we did not have any assets in Iran, Sudan or Syria in 2010, 2009 or 2008. Finally, from a liability perspective, our obligations associated with our terminated distribution agreements were minimal in each of the last three years and have declined significantly in each of the last three years, as evidenced by the total revenues generated from the legacy obligations.

From a qualitative materiality perspective, we recognize the potential impact of our contacts with Iran, Sudan and Syria on the Company’s reputation and share value. Accordingly, we have provided full disclosure of our minimal contacts with Iran, Sudan and Syria, and we are committed to severing all contacts with Iran, Sudan and Syria once our legacy obligations are fulfilled. We have provided the disclosures summarized in our response to the Staff’s Question 1 above for the last several years and any qualitative impacts have been fully incorporated.

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 1

3.	We note your discussion of several line items, including services revenue, gross margin, and selling, administrative and general expenses, comparing actual results for the year ended December 31, 2010 to pro-forma results for the year ended December 31, 2009. Please tell us how you considered providing a discussion of these items on a historical basis as required by Item 303 of Regulation S-K. In this regard, we note that if pro-forma results are discussed in MD&A, they should not be discussed in isolation and the supplemental discussions should not be presented with greater prominence than the discussion of historical results required by Item 303 of Regulation S-K. We also note that the contribution of the ACS acquisition to each line item should be quantified to the extent possible, and any increase or decrease in the underlying line items of the pre-existing business should also be addressed.

Response: The acquisition of ACS was a significant acquisition for the Company and material by any standard. ACS’s pre-acquisition annual revenues were approximately $6.6 billion as compared to Xerox’s pre-acquisition annual revenues of approximately $15.2 billion for the year ended December 31, 2009. In addition, ACS, as a services-based company, had a much lower gross margin and selling, administrative and general expense (SAG) margin as compared to a technology-based company, which typified Xerox before the acquisition. As a result of these factors, we believed that in order to provide a clearer comparison of our results to the prior period, our discussion and analysis should be supplemented with a pro-forma analysis. However, in all instances we began our discussion of revenues, gross margin and SAG with the historical comparison before the pro-forma analysis. The difference between the historical measurement and the pro-forma measurement is effectively the impact of the ACS acquisition on the line item being discussed. In addition, we also provided the required non-GAAP reconciliation schedules, which reflected the pro-forma adjustments made to our 2009 historical results for ACS. Accordingly, we believed we gave prominence to the historical results as well as the impact from the inclusion of ACS. We also note that this pro-forma discussion is a temporary measure, as it is largely needed for the analysis of 2010 only — the first full year post-acquisition.

We also point out that it is difficult to determine the exact “contribution” of ACS in each line item of the income statement. ACS’s post-acquisition results benefited from integration activities, internal reorganizations as well as the impacts from synergies. A discussion and analysis limited to an absolute value related to ACS post-acquisition results in each line item does not accurately illustrate the benefits from integration and synergies as well as the impact of those factors on our expected future performance, as it would fail to reflect the growth in the ACS business post-acquisition as a result of being part of the Company. Accordingly, providing the historical measurement with a pro-forma discussion is more informative because it provides an investor with a measure of how well ACS performed post-acquisition when the growth in their business was included in Xerox’s overall growth for the period.

Furthermore, a pro-forma discussion permits us to discuss the Company’s performance on a combined or integrated basis. SEC Release 33-8350 indicates that the MD&A should focus on material trends and uncertainties as a means to understanding a company’s performance and the extent reported results are indicative of future results. We believe that due to the significance of the acquisition of ACS, a pro-forma discussion is more meaningful to investors to achieve this objective because it provides visibility into the Company’s current period results as well as trends and uncertainties from a combined Company standpoint, which is more relevant in determining and understanding expectations for future performance. This analysis would not be possible if the discussion and analysis were limited to just the ACS contribution in the current period and the performance of our pre-existing business. However, as discussed above and to give it greater prominence, we led with a historical comparison in all disclosures that included pro-forma results.

Lastly, the pro-forma analysis was one of the methods used by management to internally assess the Company’s performance and manage the business during 2010. Accordingly, we believed that this analysis should be the included in our MD&A because the MD&A is expected to be an analysis of the business through the eyes of management.

Income Taxes, page 21

4.	Tell us how you considered providing disclosures that explain the impact on your effective income tax rates and obligations of having a significant amount of earnings in countries where you have lower statutory tax rates. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. To the extent that certain countries have had a more significant impact on your effective tax rate, then tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries’ operations may impact your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

Response: Our operations are significantly dispersed geographically such that no one country outside of the U.S. has a significant impact on our effective tax rate. Therefore, we believed that the disclosures included in Note 16 – Income and Other Taxes in our Consolidated Financial Statements provided the necessary information with respect to the geographical mix of our earnings and the effect of that mix on our effective tax rate. Note 16 includes a breakdown of our pre-tax earnings and the provision for income taxes between domestic and foreign sources as well as the required reconciliation of the U.S. statutory rate to our effective tax rate, which provides the impact of foreign tax rates on our effective tax rate. In addition, our MD&A includes the tax rate expected for the next year as well as a related discussion of the factors that affect the rate. As noted in our disclosure, the calculation of the expected tax rate for next year reflects the expected impact from the geographical mix of income. Based on the above, we believe our disclosures appropriately describe the actual and potential impact on the effective tax rate from the geographical mix of income.

However, we acknowledge the Staff’s comments and will look to enhance our discussion of income taxes with respect to the relationship between the foreign and domestic effective tax rates in our MD&A for future periods beginning with our second quarter Form 10-Q. Specifically, we will look to include in our discussion of income taxes the quantitative impacts from the geographical mix of income on our effective tax rate for the period and in comparison to prior periods.

Capital Resources and Liquidity

Liquidity and Financial Flexibility, page 27

5.	We note that a substantial amount of your earnings of foreign subsidiaries are indefinitely reinvested outside of the U.S. Tell us how you considered disclosing the amount of cash and cash equivalents that are currently held outside of the U.S. and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response: At December 31, 2010, the Company held $1.2 billion of cash and cash equivalents on a consolidated basis. Of that amount, approximately $500 million was held outside the U.S. by our foreign subsidiaries and was needed to fund the working capital, investment and financing needs of our foreign subsidiaries. Accordingly, we have asserted that such funds are indefinitely reinvested outside the U.S. in accordance with ASC Topic 740-30-25-17 through 740-30-25-19.

If the cash held by our foreign subsidiaries were made available for distribution and was needed to fund our domestic requirements, there would not be a significant tax liability associated with the repatriation as any U.S. liability would be fully offset by the foreign tax credits associated with the repatriated earnings. Based on this fact and our expectation that we had sufficient levels of domestic cash and cash flows to support our domestic requirements, we did not believe further disclosure of the cash held outside the U.S. was warranted, particularly in light of our assertion that such funds were indefinitely reinvested.

However, our determination above is based on the assumption that only the cash held outside the U.S. would be repatriated as a result of an unanticipated or unique domestic need. It does not assume repatriation of the entire amount of indefinitely reinvested earnings of our foreign subsidiaries. As disclosed in Note 16 – Income and Other Taxes in our Consolidated Financial Statements, it is not practicable to estimate the potential tax liability associated with the repatriation of the entire amount of our foreign earnings indefinitely reinvested outside the U.S. We do not believe it is practical to calculate the potential liability, as there is a significant amount of uncertainty with respect to determining the amount of foreign tax credits as well as any additional local withholding tax and other indirect tax consequences that may arise from the distribution of these earnings. In addition, because such earnings have been indefinitely reinvested in our foreign operations, repatriation would require liquidation of those investments or a recapitalization of our foreign subsidiaries, the impacts and effects of which are not readily determinable.

Notes to the Consolidated Financial Statements

Note 17 – Contingencies

Litigation Against the Company, page 94

6.	We note your disclosure regarding “Xerox Corporation Securities Litigation.” If there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material you must either disclose the estimated additional loss, or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

Response: At this stage in the matter, we do not believe that it is reasonably possible that additional losses in excess of the amount already recognized would be material. As disclosed, we continually monitor this matter for new developments and would clearly disclose any new information should developments cause a change in our determination of an unfavorable outcome materially different than amounts already recognized. Based on this response, we believe our disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

Part III (Incorporated by reference to the definitive proxy statement filed on April 12, 2011)

Summary of Director Compensation, page 18

7.	In your response letter, please disclose the name of the independent consultant engaged by your Corporate Governance Committee during 2010 to review your directors’ compensation. Refer to Item 407(e)(3)(iii) of Regulation S-K.

Response: Our Corporate Governance Committee retained Semler Brossy Consulting Group LLC as an independent consultant to the Corporate Governance Committee in 2010. This consultant worked only for the Corporate Governance Committee and has not performed any work for the Company. The consultant provided the following services:

•	Advised the Corporate Governance Committee on trends in director compensation.

•	Reviewed the director compensation plan and compared it to the Xerox peer group.

•	Recommended changes to the director compensation plan.

Executive Compensation

Performance Objectives, page 27

8.	It is unclear from your executive compensation disclosure how the individual performance objectives identified in this section, other than the financial growth performance objective, affected the compensation received by each of your named executive officers (“NEOs”) in fiscal 2010. In your response letter, please explain how your compensation committee or CEO’s assessment of an executive’s performance against the non-financial performance objectives impacted the compensation received by that NEO for fiscal 2010.

Response: The Compensation Committee expects a high level of collaborative and individual performance and contributions, consistent with our NEO level of responsibility; however, NEOs are not compensated based on individual performance objectives. Base salary increases, short-term incentive targets and long-term incentives are determined based on a review of peer group data and internal comparisons to ensure that pay is competitive and is consistent with Company succession planning objectives, and that there is internal pay equity to differentiate pay among executive officers. NEO short-term incentive payments are not structured around achievement of individual performance objectives. They are earned as a team working together to achieve Company results and are determined based on overall quantitative financial performance of the Company. (For 2010, this was based on revenue growth, earnings per share and cash flow from operations.) Actual payout of long-term incentives is based on achievement of pre-established quantitative financial performance targets. This information appears throughout the current CD&A (Compensation Discussion and Analysis). However, we will consolidate this information so it will be clearer in the 2012 proxy.

Special Recognition Awards, page 35

9.	In your response letter, please provide information on the actions performed by Messrs. Zimmerman and Firestone in connection with the ACS acquisition that resulted in the compensation committee’s decision to award them the special recognition awards. Also, please explain how the compensation committee determined the size and form of these awards.

Response: Messrs. Zimmerman and Firestone were the executives responsible for initiating, leading and closing the acquisition of ACS. The special awards were given in recognition of the effort and contributions made by these individuals. The awards were not an incentive made in advance of closing the deal but rather were made after the deal had closed. The Compensation Committee approved the size and form of these awards after input and recommendations from the CEO. In making these recommendations, the CEO proposed awards that were meaningful but were not excessive in proportion to the recipients’ respective total compensation. Mr. Firestone’s award was granted as restricted stock units, which are typically granted for purposes of recognition and retention. Because of Mr. Zimmerman’s age, it was likely that he would retire prior to the vesting of a restricted stock unit award. Therefore, it was determined that his award should be granted in cash. Mr. Zimmerman retired in less than one year after the award.